As filed with the Securities and Exchange Commission on May 7, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.        )

ALTERA CORPORATION
(Name of Subject Company (Issuer))

ALTERA CORPORATION
(Name of Filing Persons (Offeror))

Certain Options to Purchase Common Stock, $.001 Par Value Per Share,
Granted Under the Altera Corporation 1996 Stock Option Plan
(Title of Class of Securities)

021441100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JOHN P. DAANE
President and Chief
Executive Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

KATHERINE E. SCHUELKE, ESQ. Vice President, General Counsel and Secretary ALTERA CORPORATION 101 Innovation Drive San Jose, California 95134 (408) 544-7000	WARREN L. TROUPE, ESQ. BRIAN V. CAID, ESQ. MORRISON & FOERSTER LLP 370 17th Street, Suite 5200 Denver, Colorado 80202 (303) 592-1500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

               ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

               ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

               Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

               Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit No.	Description

99.1	Memo to Employees from John Daane.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Memo to Employees from John Daane.